                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.      )*
                                           -----


                                   MLX Corp.
         -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   553076100
                   -----------------------------------------
                                 (CUSIP Number)


James V. Stepleton, Husch & Eppenberger, 100 N. Broadway, Suite 1300, St. Louis,
--------------------------------------------------------------------------------
                                   MO 63102
                          Telephone No.: 314-622-0461
                                   --------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 20, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 553076100                                      PAGE 2 OF 21 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Morton Metalcraft Holding Co.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*

 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]

 5


------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION


 6
       Delaware

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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          988,178, with respect to which the reporting person
     OWNED BY             disclaims any beneficial ownership
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      988,178 with respect to which the reporting person disclaims any beneficial ownership

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      37.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 553076100                                      PAGE 3 OF 21 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      William D. Morton

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*

 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]

 5


------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION


 6
       United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          988,178, with respect to which the reporting person
     OWNED BY             disclaims any beneficial ownership
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      988,178 with respect to which the reporting person disclaims any beneficial ownership

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      37.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.
-------   -------------------

          This statement relates to the common stock, par value $.01 per share, of MLX Corp., a Georgia corporation (the "Company"). The address of the Company's principal executive offices is 5305 Oakbrook Parkway, Norcross, Georgia.

Item 2.   Identity and Background.
-------   -----------------------

1.   Morton Metalcraft Holding Co.

     (a)-(c), (f)   Morton Metalcraft Holding Co., is a Delaware corporation
("Morton") whose principal business is, through its subsidiaries, the fabrication of sheet metal components for original equipment manufacturers in the construction and agricultural equipment industries. The address of Morton's principal office is 1021 West Birchwood, Morton, Illinois 61550, which is also the address of one of Morton's principal manufacturing operations.

2.   William D. Morton

     (a)-(c), (f)   Mr. William D. Morton ("Mr. Morton") is the chairman, chief executive officer, and the owner of approximately eighty three percent (83%) of the issued and outstanding capital stock of Morton. Mr. Morton is a citizen of the United States and his business address is 1021 West Birchwood, Morton, Illinois 61550.

     (d)-(e) During the last five years neither Morton nor Mr. Morton has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Morton or Mr. Morton been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being Morton's or Mr. Morton's being subject to a judgment decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
-------   -------------------------------------------------

          Not applicable.


Item 4.   Purpose of Transaction.
-------   ----------------------

          The Voting Agreement described in Item 6 (and with respect to which this Schedule 13D is being filed) was entered
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into in connection with the proposed recapitalization of MLX Corp. and the related proposed merger of Morton into MLX Corp., which has been publicly announced by MLX Corp.

Item 5.   Interest in Securities of the Issuer.
-------   ------------------------------------

          As a result of the Voting Agreement dated October 20, 1997, described in Item 6, Morton and Mr. Morton (by virtue of his control of Morton) could be deemed to have beneficial ownership of, and shared voting power with respect to, 988,178 shares of the common stock of MLX Corp., which constitutes approximately 37.8% of the issued and outstanding shares of MLX Corp. common stock. Both Morton and Mr. Morton disclaim any beneficial ownership of the shares of MLX common stock that are subject to the Voting Agreement.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

          On October 20, 1997, in connection with the proposed merger (the "Merger") in which Morton will be merged into MLX Corp., each of Terbem Limited, Tinvest Limited, Teribe Limited, TCR International Partners, L.P., Mitvest Limited, and Bobst Investment Corp. (collectively, the "Shareholders") and Morton entered into a voting agreement (the "Voting Agreement") pursuant to which the Shareholders agreed to vote the aggregate of 988,178 shares of MLX common stock held by them in favor of (i) a recapitalization of MLX Corp., (ii) the Merger, and (iii) a new stock option plan, and each of the other actions contemplated or required in furtherance of such transactions.

Item 7.   Material to be Filed as Exhibits.
-------   --------------------------------

          Exhibit 1      Voting Agreement

                                      -2-
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Signatures

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.


                                   MORTON METALCRAFT HOLDING CO.


Date:  October 27, 1997            By: /s/ William D. Morton
                                      ---------------------------
                                   Name:  William D. Morton
                                   Title: Chairman and Chief
                                          Executive Officer


Date:  October 27, 1997            /s/ William D. Morton
                                   ------------------------------
                                          William D. Morton

                                      -3-